UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34837

CUSIP Number: V5633W109

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MakeMyTrip Limited

(Full Name of Registrant)

N/A

(Former Name if Applicable)

19th Floor, Building No. 5, DLF Cyber City

(Address of Principal Executive Office (Street and Number))

Gurugram, India, 122002

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MakeMyTrip Limited (the “Company”) is working on resolving Staff’s comments on presentation and use of non-GAAP measures in its segment disclosure and its Annual Report on 20-F for the year ended March 31, 2019. These are not expected to have any impact on the Company’s basic financial statements. Accordingly, the Company was unable to file its Annual Report on Form 20-F for the year ended March 31, 2020 (its “Annual Report”) without unreasonable effort or expense. The Company intends to file its Annual Report by August 17, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mohit Kabra	(+91-124)	439-5000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Management’s Report on Internal Control over Financial Reporting will contain disclosure of a material weakness in internal control relating to controls over the development and review of forecast financial information including related assumptions used in goodwill impairment testing that did not operate as designed to address the related risks of material misstatement.  It is also anticipated that the report of the Company’s independent auditor on the Company’s internal control over financial reporting as of March 31, 2020 will be adverse. Also, the anticipated conclusion of management’s evaluation of its disclosure controls and procedures is that these disclosure controls and procedures were not effective at March 31, 2020 as a result of this material weakness in internal control over financial reporting.

The Company’s business and results of operations have been adversely affected by the COVID-19 pandemic and the nationwide lockdown implemented by the Government of India in late March 2020. The Company expects that its Annual Report will reflect an impairment charge of goodwill of approximately $272.2 million related to its Goibibo business as a result of the significant negative impact of the COVID-19 pandemic on the travel industry, its stock price and market capitalization.

This Form 12b-25 contains certain forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. All information provided in this Form 12b-25 is provided as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

MakeMyTrip Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 3, 2020	By	/s/ Deep Kalra
		Name:	Deep Kalra
		Title:	Group Executive Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).